PROSPECTUS SUPPLEMENT
(To Prospectus dated December 12, 1996)

                                1,132,400 Shares

                          BEACON PROPERTIES CORPORATION

                                  Common Stock

      Beacon Properties Corporation (the "Company") offers hereby 1,132,400 shares of its common stock (the "Common Stock"), par value $.01 per share (the "Offering"), to the several underwriters (the "Underwriters") who participated in the Company's offering of 12,000,000 shares of Common Stock which closed on November 20, 1996 (the "November Offering"). The shares offered hereby are being sold by the Company to the Underwriters at a price of $33.465 per share so that they may cover a portion of their short position resulting from over-allotments in connection with the November Offering. On December 12, 1996, the last reported sale price of the Common Stock on the New York Stock Exchange was $34.50.

      The proceeds to the Company from the Offering will be $37,895,766 before deducting estimated expenses payable by the Company of $10,000. The Company intends to use the net cash proceeds of the Offering to repay amounts drawn under its credit facility (the "Credit Facility") and/or for general corporate and working capital purposes. Pending such uses, the net proceeds may be invested in short-term income-producing investments such as commercial paper, government securities or money market funds that invest in government securities.

      See "Risk Factors" on page S-2 for certain factors relevant to an investment in the Common Stock.

                               ------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                  THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS.
                       ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                               ------------------

      It is expected that delivery of the Common Stock offered hereby will be made in New York, New York on or about December 18, 1996.

                               ------------------




           The date of this Prospectus Supplement is December 12, 1996

                                  RISK FACTORS

      An investment in the Common Stock involves various risks. Prospective investors should carefully consider the following information in conjunction with the other information contained in this Prospectus Supplement before purchasing Common Stock in the Offering.

Risks Associated with the Addition of a Substantial Number of New
Properties

      The Company is currently experiencing a period of rapid growth. Since January 1996, the Company has invested nearly $1 billion in office properties, increasing its interests in real estate by over 177%. The Company's ability to manage its growth effectively will require it to apply successfully its experience managing its existing portfolio to new markets and to an increased number of properties. There can be no assurance that the Company will be able to manage these operations effectively.

Real Estate Financing Risks

      Debt Financing and Existing Debt Maturities. The Company intends to finance the acquisition of additional properties through the use of debt and equity financing. The Company is therefore subject to risks normally associated with debt financing, including the possibility that the Company will have insufficient cash flow to meet required principal and interest payments, will be unable to refinance existing indebtedness (which in most cases will not be fully amortized at maturity), or will be unable to secure favorable refinancing terms.

      Currently, the Company's total consolidated debt is approximately $455.2 million, and its total consolidated debt plus its proportionate share of total unconsolidated debt (other than Rowes Wharf) is approximately $548.2 million. The Company (together with an affiliate), and Equitable Life Assurance Society of the United States, on behalf of its Prime Property Fund ("Equitable"), the Company's joint venture partner in Rowes Wharf Associates, each holds one-half of the mortgage debt on the Rowes Wharf property. The Company's current consolidated mortgage indebtedness of approximately $440.2 million has maturities ranging from 1996 through 2008 and is secured by the Company's properties. In addition, the Company currently has $15.0 million outstanding under its Credit Facility. The Company's proportionate share of its current total unconsolidated debt (excluding Rowes Wharf) consists of approximately $46.6 million on the One Post Office Square property (in which the Company has a 50% general partner interest) and approximately $46.4 million on the 75-101 Federal Street property (in which the Company owns approximately 51.6% of the common stock of a private real estate investment trust ("REIT") that owns the Property).

      The Company currently has a policy of incurring debt only if upon such incurrence the Company's Debt to Market Capitalization Ratio (as defined below) would be 50% or less. For purposes of this policy, the Company's Debt to Market Capitalization Ratio is calculated as the Company's proportionate share of total consolidated and unconsolidated debt (excluding Rowes Wharf) as a percentage of the sum of the market value of outstanding shares of stock of the Company and units of limited partnership interest in Beacon Properties, L.P. (the "Operating Partnership") plus the Company's proportionate share of total consolidated and unconsolidated debt (excluding Rowes Wharf). As noted, the Company (together with an affiliate) currently holds one-half of the Rowes Wharf mortgage indebtedness. Upon completion of the Offering, the Company's Debt to Market Capitalization Ratio will be approximately 23%. Although the Company has adopted a Debt to Market Capitalization Ratio policy, the organizational documents of the Company do not contain any limitation on the amount of indebtedness the Company may incur. Accordingly, the Board of Directors could alter or eliminate this policy and would do so, for example, if it were necessary in order for the Company to continue to qualify as a REIT.

      The Company anticipates that only a small portion of the principal of the Company's mortgage indebtedness will be repaid prior to maturity. However, if the Company does not have funds sufficient to repay such indebtedness at maturity, the Company may need to refinance indebtedness through additional debt financing or equity offerings. If the Company is unable to refinance this indebtedness on acceptable terms, the Company may be forced to dispose of properties upon disadvantageous terms, which could result in losses to the Company and adversely affect the amount of cash available for distribution to stockholders. If prevailing interest rates or other factors result in higher interest rates at a time when the Company must refinance its indebtedness, the Company's interest expense would increase, which would adversely affect the Company's results of operations and its ability to pay expected distributions to stockholders. Further, if any of the Company's properties are mortgaged to secure payment of indebtedness and the Company is unable to meet mortgage payments, the mortgagee could foreclose or otherwise transfer the property, with a consequent loss of income and asset value to the Company. Even with respect to nonrecourse indebtedness, the lender may have the right to recover deficiencies from the Company in certain circumstances, including fraud and environmental liabilities.

      Risk of Variable Interest Rates. Outstanding advances under the Credit Facility bear interest at a variable rate. The Company may incur additional variable rate indebtedness in the future. Accordingly, increases in interest rates could increase the Company's interest expense, which could adversely affect the Company's results of operations and its ability to pay expected distributions to stockholders. An increase in interest expense could also cause the Company to be in default under certain Credit Facility covenants.

Limited Geographic Diversification

      Approximately 45% and 27% of the Company's proportionate share of the rentable square feet of its Properties are located in the greater Boston metropolitan area and the north central Atlanta office market, respectively. Consequently, the Company will continue to rely upon the demand for office and other commercial space in the greater Boston and Atlanta metropolitan areas. Although the Boston and Atlanta areas continue to recover from a severe economic downturn in real estate markets that occurred in the late 1980s and early 1990s, there can be no assurance that economic conditions in the Boston and Atlanta areas will continue to improve.

Risks Involved in Joint Ownership of Properties

      The Company holds (i) a 76% general and limited partner interest in the property partnership that owns the Center Plaza property, (ii) a 50% general partner interest in the property partnership that owns the One Post Office Square property, (iii) a 90% limited partner interest (through Beacon Property Management Corporation and Beacon Construction Company, Inc.) in Rowes Wharf Limited Partnership (a limited partnership that owns a 50% general partner interest in Rowes Wharf Associates, the entity that owns the hotel space and leases the office and retail space at the Rowes Wharf property), (iv) a 10% general and limited partner interest in the property partnership that owns the Polk and Taylor Buildings property, and (v) approximately 51.6% of the common stock of a private REIT that holds a direct fee interest in the 75-101 Federal Street property. The Company is not in a position to exercise sole decision making authority regarding One Post Office Square, Rowes Wharf, the Polk and Taylor Buildings, or 75-101 Federal Street. However, the Company is responsible for the day-to-day affairs of each of these properties.

      Joint ownership of properties may, under certain circumstances, involve risks not otherwise present in wholly-owned properties. Such risks include the possibility that the Company's partners or co-investors might become bankrupt, develop business interests or goals inconsistent with the business interests or goals of the Company, or take action contrary to the instructions or requests of the Company or contrary to the Company's policies or objectives, including the Company's policy with respect to maintaining its qualification as a REIT. Joint ownership also involves the potential risk of impasse on decisions, such as a sale, because neither the Company nor the partners or co-investors have full control over the entity owning the property. Consequently, actions by such partners or co-investors might result in subjecting jointly-owned properties to additional risk.

      The Company will, however, seek to maintain sufficient control of the entities holding jointly-owned properties to permit the Company's business objectives to be achieved. Any capital contribution by the Company or the Operating Partnership to the property partnerships that own (directly or indirectly) the Rowes Wharf and Center Plaza properties requires the approval of the Directors of the Company who are neither officers of the Company nor affiliated with The Beacon Companies. The Company's organizational documents do not limit the amount of available funds that may be invested in partnerships, joint ventures, or co-investments.

Possible Adverse Consequences of Limits on Ownership of Common Stock

      In order to maintain its REIT qualification, not more than 50% in value of the outstanding capital stock of the Company may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code of 1986, as amended (the "Code"), to include certain entities) during the last half of a taxable year (other than the first year) (the "Five or Fewer Requirement"). In order to protect the Company against the risk of losing its REIT status due to a concentration of ownership among its stockholders, the Articles of Incorporation of the Company limit ownership of the issued and outstanding Common Stock by any single stockholder to 6.0% of the aggregate value of the Company's shares of capital stock from time to time; provided, however, that entities whose ownership of Common Stock is attributed to the beneficial owners of such entities for purposes of the Five and Fewer Requirement (such as pension trusts qualifying under Section 401 (a) of the Code, United States investment companies registered under the Investment Company Act of 1940, as amended, partnerships, trusts, and corporations) are limited by the Company's Articles of Incorporation to holding no more than 9.9% of the aggregate value of the Company's shares of Common Stock. The Articles of Incorporation provide that the Board of Directors can waive these ownership limitations if the Board is satisfied, based upon the advice of tax counsel, that ownership in excess of these limits will not jeopardize the Company's status as a REIT, and further, that such waiver would be in the best interest of the Company. A transfer of shares to a person who, as a result of the transfer, would violate the ownership limitations will be void. Shares acquired or transferred in breach of the ownership limitations will be automatically converted into shares not entitled to vote or to participate in dividends or other distributions. In addition, shares acquired or transferred in breach of the ownership limitations may be purchased by the Company for the lesser of the price paid and the average closing price for the ten trading days immediately preceding redemption.

Risks of Acquisition, Development and Construction Activities

      The Company intends to acquire existing office and commercial properties to the extent that they can be acquired on advantageous terms and meet the Company's investment criteria. In light of current conditions in the Company's target market areas, the Company anticipates that in the near future additional properties will be added to the Company's portfolio through acquisitions rather than new development and construction. Acquisitions of commercial properties entail general investment risks associated with any real estate investment, including the risk that investments will fail to perform as expected or that estimates of the cost of improvements to bring an acquired property up to standards established for the intended market position may prove inaccurate.

      The Company also intends to continue the development and construction of office and other commercial properties in accordance with the Company's development and underwriting policies as opportunities arise in the future. Risks associated with such development and construction activities include the risk that: the Company may abandon development opportunities after expending resources to determine feasibility; construction costs of a project may exceed original estimates; occupancy rates and rents at a newly completed property may not be sufficient to make the properties profitable; financing may not be available on favorable terms for development of a property; and construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs. Development activities are also subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy, and other required governmental permits and authorizations. If any of the foregoing occurs, the Company's ability to make expected distributions to stockholders could be adversely affected. In addition, new development activities, regardless of whether or not they are ultimately successful, typically require a substantial portion of management's time and attention.

      The Company anticipates that future development will be financed, in whole or in part, through additional equity offerings or under lines of credit or other forms of secured or unsecured construction financing that will result in the risk that, upon completion of construction, permanent financing for newly developed properties may not be available or may be available only on disadvantageous terms. If a project is unsuccessful, the Company's losses may exceed its investment in the project.

Real Estate Investment Risks

      General Risks. Investments of the Company are subject to the risks incident to the ownership and operation of commercial real estate generally. The yields available from equity investments in real estate depend on the amount of income generated and expenses incurred. If the Company's properties do not generate revenues sufficient to meet operating expenses, including debt service and capital expenditures, the Company's results of operations and ability to make distributions to its stockholders will be adversely affected.

      A commercial property's revenues and value may be adversely affected by a number of factors, including the national, state and local economic climate; real estate conditions (such as oversupply of or reduced demand for space and changes in market rental rates); the perceptions of prospective tenants of the safety, convenience and attractiveness of the properties; the ability of the owner to provide adequate management, maintenance and insurance; the ability to collect all rent from tenants on a timely basis; the expense of periodically renovating, repairing and reletting spaces; and the increase of operating costs (including real estate taxes and utilities) that may not be passed through to tenants. Certain significant expenditures associated with investments in real estate (such as mortgage payments, real estate taxes, insurance and maintenance costs) are generally not reduced when circumstances cause a reduction in rental revenues from the property. If a property is mortgaged to secure the payment of indebtedness and if the Company is unable to meet its mortgage payments, a loss could be sustained as a result of foreclosure on the property or the exercise of other remedies by the mortgagee. In addition, real estate values and income from properties are also affected by such factors as compliance with laws, including tax laws, interest rate levels and the availability of financing.

      Tenant Defaults. Substantially all of the Company's income is derived from rental income from real property. Consequently, the Company's results of operations and ability to make expected distributions to stockholders could be adversely affected if a significant number of tenants at its properties failed to meet their lease obligations. In the event of a default by a lessee, the Company may experience delays in enforcing its rights as lessor and may incur substantial costs in protecting its investment. Additionally, as a significant number of the Company's tenants are in the financial services, legal and accounting businesses, the Company's results of operations and ability to make expected distributions to stockholders would be adversely affected if these industries experienced a significant reduction in workforce. At any time, a tenant of the Company's properties may also seek protection under the bankruptcy laws, which could result in rejection and termination of such tenant's lease and thereby cause a reduction in the cash available for distribution by the Company. If a tenant rejects its lease, the Company's claim for breach of the lease would (absent collateral securing the claim) be treated as a general unsecured claim. The amount of the claim would be capped at the amount owed for unpaid pre-petition lease payments unrelated to the rejection, plus the greater of one year's lease payment or 15% of the remaining lease payments payable under the lease (but not to exceed the amount of three years' lease payments). No assurance can be given that the Company will not experience significant tenant defaults in the future.

      Ground Leases. Two of the Company's properties are the subject of long-term ground leases. In the case of the lease on the office and retail portions of the Rowes Wharf property, the landlord becomes the owner of the portion of the property subject to the lease at the expiration of the term of the lease or at the earlier termination by reason of a breach of the lease by the tenant. The lease on the Rowes Wharf property, which expires in 2065, does not contain an extension option but includes an option to purchase. The ground lease on the South Station property expires in 2024. The landlord becomes the owner of the South Station property at the expiration of the term of the ground lease or at the earlier termination by reason of a breach of the lease by the tenant. The Company will have the right to extend the lease for two additional 15-year terms, subject to the landlord's right to terminate such additional periods upon two years' notice and payment to the Company of certain termination payments.

      Market Illiquidity. Equity real estate investments are relatively illiquid. Such illiquidity will tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions. In addition, provisions of the Code limit the Company's ability to sell properties held for fewer than four years, which may affect the Company's ability to sell properties without adversely affecting returns to holders of Common Stock.

      Operating Risks. The Company's properties are subject to operating risks common to commercial real estate in general, any and all of which may adversely affect occupancy or rental rates. The Company's properties are subject to increases in operating expenses such as cleaning, electricity, heating, ventilation and air conditioning; elevator repair and maintenance; insurance and administrative costs; and other general costs associated with security, landscaping, repairs and maintenance. The Company's tenants are currently obligated to pay these escalating costs, although there can be no assurance that tenants will agree to pay such costs upon renewal or that new tenants will agree to pay such costs. If operating expenses increase, the local rental market may limit the extent to which rents may be increased to meet such increased expenses without decreasing occupancy rates. While the Company implements cost-saving incentive measures at each of its properties, if any of the foregoing occurs, the Company's results of operations and its ability to make distributions to stockholders could be adversely affected.

Risk of Investment in Mortgage Debt

      The Company may invest in mortgages that are secured by existing office and commercial properties in circumstances where the Company anticipates that such investments may result in the Company's acquisition of the related properties through foreclosure proceedings or negotiated settlements. In addition to the risks associated with investments in commercial office properties, investments in mortgage indebtedness present the additional risks that the fee owners of such properties may default in payments of interest on a current basis or file for bankruptcy, which may stay the Company's foreclosure of such mortgages and receipt of payments thereunder. Under such circumstances, the Company may not realize its anticipated investment return, and may sustain losses relating to such investments.

Possible Environmental Liabilities

      The Company's operating costs may be affected by the obligation to pay for the cost of complying with existing environmental laws, ordinances and regulations, as well as the cost of complying with future legislation. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under, or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow by using such real property as collateral. Persons who arrange for the transportation, disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is or ever was owned or operated by such person. Certain environmental laws and common law principles could be used to impose liability for releases of hazardous materials, including asbestos-containing materials ("ACMs"), into the environment, and third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to released ACMs or other hazardous materials. Environmental laws may also impose restrictions on the manner in which a property may be used or transferred or in which businesses may be operated, and these restrictions may require expenditures. In connection with the ownership and operation of its properties, the Company may be potentially liable for any such costs. The cost of defending against claims of liability or remediating contaminated property and the cost of complying with such environmental laws could materially adversely affect the Company's results of operations and financial condition.

      Phase I environmental site assessments ("ESAs") have been conducted at all of the Company's properties by qualified independent environmental engineers. The purpose of Phase I ESAs is to identify potential sources of contamination for which the properties may be responsible and to assess the status of environmental regulatory compliance. The ESAs have not revealed any environmental liability or compliance concerns that the Company believes would have a material adverse affect on the Company's business, assets, results of operations or liquidity, nor is the Company aware of any such liability or concerns. Nevertheless, it is possible that these ESAs did not reveal all environmental liabilities or compliance concerns or that material environmental liabilities or compliance concerns exist of which the Company is currently unaware.

      The Company has not been notified by any governmental authority, and has no other knowledge of, any material noncompliance, liability or claim relating to hazardous or toxic substances or other environmental substances in connection with any of its properties except as previously disclosed in documents incorporated herein by reference or as noted below.

      New England Executive Park Portfolio. Site assessments at the New England Executive Park Portfolio have identified the presence of trichloroethylene in the groundwater at one monitoring well on the northern perimeter of the property. The groundwater beneath the property flows into an aquifer, which supplies drinking water to the Town of Burlington. The concentrations that have been discovered at the property to date are slightly above the standards established for trichloroethylene in areas contributing to drinking water supplies and, as a result, must be reported to the Massachusetts Department of Environmental Protection (the "DEP"). The owner of the property to the north of the New England Executive Park Portfolio, which is upgradient of the New England Executive Park Portfolio, has filed with the DEP indicating the presence of trichloroethylene in the groundwater of such property. The former owner of the New England Executive Park Portfolio filed with the DEP to establish the property's "Downgradient Property Status" under applicable regulations, indicating that the property is not a source of the trichloroethylene contamination that has been identified. The DEP has stated that its policy is not to require downgradient property owners to perform remediation under these circumstances. In addition, the Town of Burlington has allocated funds for, and is in the process of constructing, a groundwater treatment facility at its drinking water supply that draws from the subject aquifer. The Company has been advised that such treatment facility has the capacity to treat any contaminants which may be derived from the groundwater passing beneath the New England Executive Park Portfolio. The Town's water treatment facility and the present policy of the DEP with respect to downgradient property owners do not relieve the Company of potential liability for the presence of the identified trichloroethylene, although the Company does not believe that any such liability would have a material adverse effect on the Company.

      245 First Street. Site assessments performed at 245 First Street have identified the presence of oil in one soil sample taken at the property in an amount that slightly exceeds the concentration that requires reporting to the DEP. Based on these site assessments, however, an environmental consultant has advised the Company that applicable regulatory requirements can be satisfied without the need to perform any remediation at the property. As the owner of the property, the Company could be held liable for costs associated with the contamination that has been identified, although the Company does not believe that such costs would have a material adverse effect on the Company.

Risks of Investments in Subsidiaries

      The capital stock of each of Beacon Property Management Corporation, Beacon Construction Company, Inc. and Beacon Design Corporation (collectively, the "Subsidiary Corporations") is divided into two classes: voting and nonvoting common stock. Of the voting common stock, 99% is held by officers and/or directors of such Subsidiary Corporations (each of whom, as of the date of this Prospectus Supplement, is also an officer and/or director of the Company) and 1% is held by the Operating Partnership. Of the nonvoting common stock, 100% is held by the Operating Partnership. Management's 99% voting common stock represents 1% of the economic interests in each of the Subsidiary Corporations. Members of each Subsidiary Corporation's management, as the holders of 99% of the voting common stock, retain the ability to elect the board of directors of each of the Subsidiary Corporations. Although the nonvoting common stock and the voting common stock of each of the Subsidiary Corporations held by the Company represents 99% of the economic interests in such corporations, the Company is not able to elect directors. Its ability to influence the day-to-day decisions affecting these corporations may therefore be limited. As a result, the board of directors and management of each of the Subsidiary Corporations may implement business policies or decisions that would not have been implemented by persons controlled by the Company, and that are adverse to the interests of the Company or that could adversely impact the Company's results of operations. The bylaws of each of the Subsidiary Corporations require that the voting common stock in such Subsidiary Corporation be held by officers of such Subsidiary Corporation at all times and require holders of voting common stock to enter into an agreement to that effect.

Effect of Market Interest Rates on Price of Common Stock

      One of the factors that will influence the market price of the Common Stock in public markets is the annual yield on the price paid for shares of Common Stock from distributions by the Company. An increase in market interest rates may lead prospective purchasers of the Common Stock to demand a higher annual yield from future distributions. Such an increase in the required distributions yield may adversely affect the market price of the Common Stock.

                              PLAN OF DISTRIBUTION

      Subject to the terms and conditions in the terms agreement and related underwriting (collectively the "Underwriting Agreement") among the Company and each of the underwriters named below (the "Underwriters"), the Company has agreed to sell to each of the Underwriters, for whom Merrill Lynch, Pierce Fenner & Smith Incorporated ("Merrill Lynch"), Dean Witter Reynolds Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Lehman Brothers Inc., PaineWebber Incorporated and Raymond James & Associates, Inc. are acting as representatives (the "Representatives"), and each of the Underwriters has severally agreed to purchase from the Company the respective number of shares of Common Stock set forth opposite their respective names.

                                                                       Number
    Underwriter                                                      of Shares

Merrill Lynch, Pierce, Fenner & Smith
           Incorporated............................................   133,260
Dean Witter Reynolds Inc.  ........................................   133,260
Donaldson, Lufkin & Jenrette Securities Corporation................   133,260
Lehman Brothers Inc.  .............................................   133,260
PaineWebber Incorporated...........................................   133,260
Raymond James & Associates, Inc.  .................................   133,260
Bear, Stearns & Co. Inc.  .........................................    23,210
Alex. Brown & Sons Incorporated....................................    23,210
CS First Boston Corporation........................................    23,210
A.G. Edwards & Sons, Inc.  ........................................    23,210
J.P. Morgan Securities Inc.  ......................................    23,210
Prudential Securities Incorporated.................................    23,210
Salomon Brothers Inc.  ............................................    23,210
Smith Barney Inc.  ................................................    23,210
Adams, Harkness & Hill, Inc.  .....................................     5,660
Advest, Inc.  .....................................................     5,660
Crowell, Weedon & Co.  ............................................     5,660
EVEREN Securities, Inc.  ..........................................     5,660
Fahnestock & Co. Inc.  ............................................     5,660
First Albany Corporation...........................................     5,660
Friedman, Billings, Ramsey & Co., Inc.  ...........................     5,660
Furman Selz LLC....................................................     5,660
Genesis Merchant Group Securities..................................     5,660
Gruntal & Co., Incorporated........................................     5,660
Harris Webb & Garrison, Inc.  .....................................     5,660
Interstate/Johnson Lane Corporation................................     5,660
Janney Montgomery Scott Inc.  .....................................     5,660
Edward D. Jones & Co., L.P.  ......................................     5,660
C.L. King & Associates, Inc.  .....................................     5,660
Legg Mason Wood Walker, Incorporated...............................     5,660
McDonald & Company Securities, Inc.  ..............................     5,660
Moors & Cabot, Inc.  ..............................................     5,660
Pennsylvania Merchant Group Ltd....................................     5,660
The Robinson-Humphrey Company, Inc.  ..............................     5,660
The Seidler Companies Incorporated.................................     5,660
Sterne, Agee & Leach, Inc.  .......................................     5,660
Stifel, Nicolaus & Company, Incorporated...........................     5,660
Tucker Anthony Incorporated........................................     5,660
Utendahl Capital Partners, L.P.  ..................................     5,660
Wheat, First Securities, Inc.  ....................................     5,660
                                                                    ---------
           Total................................................... 1,132,400
                                                                    =========

      As previously described, the shares offered hereby are being sold by the Company to the Underwriters at a price of $33.465 per share so that they may cover a portion of their short position resulting from over-allotments in connection with the November Offering.

                                  LEGAL MATTERS

      Certain legal matters will be passed upon for the Company by Goodwin, Procter & Hoar LLP, Boston, Massachusetts, a limited liability partnership including professional corporations, as corporate, securities and tax counsel to the Company. Gilbert G. Menna, whose professional corporation is a partner of Goodwin, Procter & Hoar LLP, is an assistant secretary of the Company and owns 1,000 shares of the Company's Common Stock. Certain legal matters relating to the Offering will be passed upon for the Underwriters by Brown & Wood LLP, New York, New York. Brown & Wood LLP will rely on Goodwin, Procter & Hoar LLP, as to certain matters of Maryland law.

PROSPECTUS

                                  $750,000,000

                          BEACON PROPERTIES CORPORATION

                                  Common Stock

                                 ---------------

      Beacon Properties Corporation (the "Company") may offer from time to time shares of its common stock, $.01 par value per share ("Common Stock"), with an aggregate public offering price of up to $750 million in amounts, at prices and on terms to be determined at the time of offering. The Common Stock may be offered in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each a "Prospectus Supplement").

      The specific terms of the Common Stock for which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include any initial public offering price. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Common Stock, in each case as may be consistent with the Company's Articles of Incorporation, as then in effect, or otherwise appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for federal income tax purposes. See "Restrictions on Transfers of Capital Stock."

      The applicable Prospectus Supplement will also contain information, where appropriate, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Common Stock covered by such Prospectus Supplement.

      The Common Stock may be offered by the Company directly to one or more purchasers, through agents designated from time to time by the Company or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Common Stock, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying Prospectus Supplement. See "Plan of Distribution." No Common Stock may be sold without delivery of a Prospectus Supplement describing the method and terms of the offering of such Common Stock.

                               -------------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
               OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                       REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.


                               -------------------

                The date of this Prospectus is December 12, 1996.

                              AVAILABLE INFORMATION

      The Company has filed with the Securities and Exchange Commission (the "SEC" or "Commission") a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock. This Prospectus, which constitutes part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. The Registration Statement, including exhibits thereto, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and copies may be obtained at the prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

      The Company files information electronically with the Commission, and the Commission maintains a Web Site that contains reports, proxy and information statements and other information regarding registrants (including the Company) that file electronically with the Commission. The address of the Commission's Web Site is (http://www.sec.gov).

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the locations described above. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. In addition, the Common Stock is listed on the New York Stock Exchange (the "NYSE"), and such materials can be inspected and copied at the NYSE, 20 Broad Street, New York, New York 10005.


                        INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents are incorporated herein by reference:

      1. The Company's Annual Report on Form 10-K for the year ended December 31,1995, filed with the Commission pursuant to the Exchange Act.

      2. The Company's Quarterly Reports on Form 10-Q for the periods ended March 31, 1996, June 30, 1996 and September 30, 1996, filed with the Commission pursuant to the Exchange Act.

      3. The Company's Current Report on Form 8-K, dated January 5, 1996, February 20, 1996, July 23, 1996 and October 18, 1996 filed with the Commission pursuant to the Exchange Act, including all amendments thereto.

      4. The description of the Company's Common Stock contained in its Registration Statement on Form 8-A filed with the Commission pursuant to the Exchange Act, including all amendments and reports updating such description.

      All other documents filed with the Commission by the Company pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock are to be incorporated herein by reference and such documents shall be deemed to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      Any person receiving a copy of this Prospectus may obtain, without charge, upon written or oral request, a copy of any of the documents incorporated by reference herein, except for the exhibits to such documents. Written requests should be mailed to Kathleen M. McCarthy, Beacon Properties Corporation, 50 Rowes Wharf, Boston, Massachusetts 02110. Telephone requests may be directed to 617-330-1400.


                                   THE COMPANY

General

      Beacon Properties Corporation (collectively with its subsidiaries, the "Company") is a self-administered and self-managed real estate investment trust ("REIT") which owns a portfolio of Class A office properties and other commercial properties located in major metropolitan areas, including Boston, Atlanta, Chicago, Los Angeles and Washington, D.C., as well as commercial real estate development, construction, acquisition, leasing, design and management businesses. The Company is a Maryland corporation and its Common Stock is listed on the New York Stock Exchange under the symbol "BCN."

      The Company's business is conducted principally through subsidiaries which consist of an operating partnership, three subsidiary corporations and two subsidiary limited partnerships. Beacon Properties, L.P. is a Delaware limited partnership (the "Operating Partnership"), of which the Company is the sole general partner. The Company conducts third-party management operations through Beacon Property Management Corporation, a Delaware corporation (the "Management Company"), conducts its construction operations through Beacon Construction Company, Inc., a Delaware corporation (the "Construction Company"), and conducts third-party tenant space design services through Beacon Design Corporation, a Massachusetts corporation (the "Design Company"). The Company conducts management operations for wholly-owned properties through Beacon Property Management, L.P., a Delaware limited partnership (the "Management Partnership") and conducts tenant space design services for wholly-owned properties through Beacon Design, L.P., a Delaware limited partnership (the "Design Partnership").

      The Company's executive offices are located at 50 Rowes Wharf in Boston, Massachusetts 02110 and its telephone number at that location is 617-330-1400.


                                 USE OF PROCEEDS

      Unless otherwise described in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of Common Stock for general corporate purposes, including repayment of indebtedness, investment in new properties and new developments and maintenance of currently owned properties.


                           DESCRIPTION OF COMMON STOCK

      The description of the Company's Common Stock set forth below does not purport to be complete and is qualified in its entirety by reference to the Company's Articles of Incorporation (the "Articles of Incorporation") and Bylaws (the "Bylaws"), each as amended, as in effect.

General

      Under the Articles of Incorporation, the Company has authority to issue 100 million shares of Common Stock. Under Maryland law, stockholders generally are not responsible for the corporation's debts or obligations. At December 12, 1996, the Company had outstanding 46,984,080 shares of Common Stock.

Terms

      All shares of Common Stock offered hereby have been duly authorized, and are fully paid and non-assessable. Subject to the preferential rights of any other shares or series of stock and to the provisions of the Company's Articles of Incorporation regarding excess stock, $.01 par value per share ("Excess Stock"), holders of shares of Common Stock will be entitled to receive dividends on shares of Common Stock if, as and when authorized and declared by the Board of Directors of the Company out of assets legally available therefor and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of the Company.

      Subject to the provisions of the Company's Articles of Incorporation regarding Excess Stock, each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of Directors and, except as otherwise required by law or except as provided with respect to any other class or series of stock, the holders of Common Stock will possess the exclusive voting power. There is no cumulative voting in the election of Directors, which means that the holders of a majority of the outstanding shares of Common Stock can elect all of the Directors then standing for election, and the holders of the remaining shares of Common Stock will not be able to elect any Directors.

      Holders of Common Stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any securities of the Company.

      The Company intends to furnish its stockholders with annual reports containing audited consolidated financial statements and an opinion thereon expressed by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

      Subject to the provisions of the Company's Articles of Incorporation regarding Excess Stock, all shares of Common Stock will have equal dividend, distribution, liquidation and other rights, and will have no preference, appraisal or exchange rights.

      Pursuant to the Maryland General Corporation Law (the "MGCL"), a corporation generally cannot dissolve, amend its Articles of Incorporation, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes to be cast on the matter) is set forth in the corporation's Articles of Incorporation. The Company's Articles of Incorporation do not provide for a lesser percentage in such situations.

Restrictions on Ownership

      For the Company to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist the Company in meeting this requirement, the Company may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of the Company's outstanding equity securities. See "Restrictions on Transfers of Capital Stock."

Transfer Agent

      The transfer agent and registrar for the Common Stock is Boston EquiServe.

                   RESTRICTIONS ON TRANSFERS OF CAPITAL STOCK

Restrictions on Transfers

      In order for the Company to qualify as a REIT under the Code, among other things, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year (other than the first year) (the "Five or Fewer Requirement"), and such shares of capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year) or during a proportionate part of a shorter taxable year. See "Federal Income Tax Considerations." In order to protect the Company against the risk of losing its status as a REIT on account of a concentration of ownership among its stockholders, the Articles of Incorporation, subject to certain exceptions, provide that no single holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 6.0% (the "Ownership Limit") of the aggregate value of the Company's shares of Common Stock. Pursuant to the Code, Common Stock held by certain types of entities, such as pension trusts qualifying under Section 401(a) of the Code, United States investment companies registered under the Investment Company Act, partnerships, trusts and corporations, will be attributed to the beneficial owners of such entities for purposes of the Five or Fewer Requirement (i.e., the beneficial owners of such entities will be counted as holders). The Company's Articles of Incorporation limits such entities to holding no more than 9.9% of the aggregate value of the Company's shares of capital stock (the "Look-Through Ownership Limit"). Any transfer of shares of capital stock or of any security convertible into shares of capital stock that would create a direct or indirect ownership of shares of capital stock in excess of the Ownership Limit or the Look-Through Ownership Limit or that would result in the disqualification of the Company as a REIT, including any transfer that results in the shares of capital stock being owned by fewer than 100 persons or results in the Company being "closely held" within the meaning of Section 856(h) of the Code, shall be null and void, and the intended transferee will acquire no rights to the shares of capital stock. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT. The Board of Directors may, in its sole discretion, waive the Ownership Limit and the Look-Through Ownership Limit if evidence satisfactory to the Board of Directors and the Company's tax counsel is presented that the changes in ownership will not then or in the future jeopardize the Company's REIT status and the Board of Directors otherwise decides that such action is in the best interest of the Company.

      Shares of capital stock owned, or deemed to be owned, or transferred to a stockholder in excess of the Ownership Limit or the Look-Through Ownership Limit will automatically be converted into shares of Excess Stock that will be transferred, by operation of law, to the Company as trustee of a trust for the exclusive benefit of the transferees to whom such shares of capital stock may be ultimately transferred without violating the Ownership Limit or the Look-Through Ownership Limit. While the Excess Stock is held in trust, it will not be entitled to vote, it will not be considered for purposes of any stockholder vote or the determination of a quorum for such vote, and, except upon liquidation, it will not be entitled to participate in dividends or other distributions. Any distribution paid to a proposed transferee of Excess Stock prior to the discovery by the Company that capital stock has been transferred in violation of the provisions of the Company's Articles of Incorporation shall be repaid to the Company upon demand. The Excess Stock is not treasury stock, but rather constitutes a separate class of issued and outstanding stock of the Company. The original transferee stockholder may, at any time the Excess Stock is held by the Company in trust, transfer the interest in the trust representing the Excess Stock to any person whose ownership of the shares of capital stock exchanged for such Excess Stock would be permitted under the Ownership Limit or the Look-Through Ownership Limit, at a price not in excess of (i) the price paid by the original transferee-stockholder for the shares of capital stock that were exchanged into Excess Stock, or (ii) if the original transferee-stockholder did not give value for such shares (e.g., the stock was received through a gift, devise or other transaction), the average closing price for the class of shares from which such shares of Excess Stock were converted for the ten days immediately preceding such sale or gift. Immediately upon the transfer to the permitted transferee, the Excess Stock will automatically be converted back into shares of capital stock of the class from which it was converted. If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee of any shares of Excess Stock may be deemed, at the option of the Company, to have acted as an agent on behalf of the Company in acquiring the Excess Stock and to hold the Excess Stock on behalf of the Company.

      In addition, the Company will have the right, for a period of 90 days during the time any shares of Excess Stock are held by the Company in trust, to purchase all or any portion of the Excess Stock from the original transferee-stockholder at the lesser of (i) the price initially paid for such shares by the original transferee stockholder, or if the original transferee-stockholder did not give value for such shares (e.g., the shares were received through a gift, devise or other transaction), the average closing price for the class of stock from which such shares of Excess Stock were converted for the ten days immediately preceding such sale or gift, and (ii) the average closing price for the class of shares from which such shares of Excess Stock were converted for the ten trading days immediately preceding the date the Company elects to purchase such shares. The 90-day period begins on the date notice is received of the violative transfer if the original transferee-stockholder gives notice to the Company of the transfer or, if no such notice is given, the date the Board of Directors determines that a violative transfer has been made.

      These restrictions will not preclude settlement of transactions through the NYSE.

      Each stockholder shall upon demand be required to disclose to the Company in writing any information with respect to the direct, indirect and constructive ownership of capital stock as the Board of Directors deems necessary to comply with the provisions of the Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

      The Ownership Limit may have the effect of precluding acquisition of control of the Company unless the Board of Directors determines that maintenance of REIT status is no longer in the best interests of the Company.


                        FEDERAL INCOME TAX CONSIDERATIONS

      The Company believes it has operated, and the Company intends to continue to operate, in such a manner as to qualify as a REIT under the Code, but no assurance can be given that it will at all times so qualify.

      The provisions of the Code pertaining to REITs are highly technical and complex. The following is a brief and general summary of certain provisions that currently govern the federal income tax treatment of the Company and its stockholders. For the particular provisions that govern the federal income tax treatment of the Company and its stockholders, reference is made to Sections 856 through 860 of the Code and the regulations thereunder. The following summary is qualified in its entirety by such reference.

      Under the Code, if certain requirements are met in a taxable year, a REIT generally will not be subject to federal income tax with respect to income that it distributes to its stockholders. If the Company fails to qualify during any taxable year as a REIT, unless certain relief provisions are available, it will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates, which could have a material adverse effect upon its stockholders.

      In any year in which the Company qualifies to be taxed as a REIT, distributions made to its stockholders out of current or accumulated earnings and profits will be taxed to stockholders as ordinary income except that distributions of net capital gains designated by the Company as capital gain dividends will be taxed as long-term capital gain income to the stockholders. To the extent that distributions exceed current or accumulated earnings and profits, they will constitute a return of capital, rather than dividend or capital gain income, and will reduce the basis for the stockholder's Common Stock with respect to which the distribution is paid or, to the extent that they exceed such basis, will be taxed in the same manner as gain from the sale of that Common Stock.

      Investors are urged to consult their own tax advisors with respect to the appropriateness of an investment in the Common Stock offered hereby and with respect to the tax consequences arising under federal law and the laws of any state, municipality or other taxing jurisdiction, including tax consequences resulting from such investor's own tax characteristics. In particular, foreign investors should consult their own tax advisors concerning the tax consequences of an investment in the Company, including the possibility of United States income tax withholding on Company distributions.

                              PLAN OF DISTRIBUTION

      The Company may sell Common Stock through underwriters or dealers, directly to one or more purchasers, through agents or through a combination of any such methods of sale.

      The distribution of the Common Stock may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices.

      In connection with the sale of Common Stock, underwriters or agents may receive compensation from the Company or from purchasers of Common Stock, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell Common Stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of Common Stock may be deemed to be underwriters under the Securities Act, and any discounts or commissions they receive from the Company and any profit on the resale of Common Stock they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the applicable Prospectus Supplement.

      Any shares of Common Stock sold pursuant to a Prospectus Supplement will be listed on the NYSE, subject to official notice of issuance.

      Under agreements into which the Company may enter, underwriters, dealers and agents who participate in the distribution of Common Stock may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

      Underwriters, dealers and agents may engage in transactions with, or perform services for, or be tenants of, the Company in the ordinary course of business.

      In order to comply with the securities laws of certain states, if applicable, the Common Stock offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers.

      Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Common Stock offered hereby may not simultaneously engage in market making activities with respect to the Common Stock for a period of two business days prior to the commencement of such distribution.


                                  LEGAL MATTERS

      Certain legal matters will be passed upon for the Company by Goodwin, Procter & Hoar LLP Boston, Massachusetts, a limited liability partnership including professional corporations, as corporate, securities and tax counsel to the Company. Gilbert G. Menna, whose professional corporation is a partner of Goodwin, Procter & Hoar LLP is an assistant secretary of the Company and owns 1,000 shares of the Company's Common Stock.

                                     EXPERTS

      The consolidated balance sheets of the Company as of December 31, 1995 and 1994 and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 1995 and for the period from May 26, 1994 to December 31, 1994, and the combined statements of operations, owners' equity (deficit) and cash flows for the period January 1, 1994 to May 25, 1994 and the year ended December 31, 1993 of The Beacon Group, predecessor to the Company, and the related financial statement schedules of the Company as of December 31, 1995, incorporated herein by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1995 have been so incorporated in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing. The statement of excess of revenues over specific operating expenses for Perimeter Center, Atlanta, Georgia for the year ended December 31, 1995, incorporated by reference herein from the Company's current report on Form 8-K dated February 20, 1996, has been so incorporated in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in accounting and auditing. The statements of excess of revenues over specific operating expenses for each of the Fairfax County Portfolio in Tysons Corner and Herndon, Virginia, AT&T Plaza in Oak Brook, Illinois, Tri-State International in Lincolnshire, Illinois and 1333 H Street in Washington, D.C. for the year ended December 31, 1995, incorporated by reference herein from the Company's report on Form 8-K dated July 23, 1996, have been so incorporated in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in accounting and auditing. The statements of excess of revenues over specific operating expenses for each of the Rosslyn Acquisitions in Rosslyn, Virginia, the New England Executive Park in Burlington, Massachusetts and 10960 Wilshire Boulevard in Westwood, California for the year ended December 31, 1995, incorporated by reference herein from the Company's current report on Form 8-K dated October 18, 1996, have been so incorporated in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in accounting and auditing.

------------------------------------------------------------------------------
------------------------------------------------------------------------------

   No person has been authorized in connection with the offering made hereby to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any other person. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Securities offered hereby to any person or by anyone in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

                             ----------------------


                                TABLE OF CONTENTS

                                                                        Page
                            PROSPECTUS SUMMARY

Risk Factors..........................................................   S-2

Plan of Distribution..................................................   S-9

Legal Matters.........................................................  S-11
                                   PROSPECTUS

Available Information.................................................     2

Incorporation of Certain
  Documents by Reference..............................................     2

The Company...........................................................     3

Use of Proceeds.......................................................     3

Description of Common Stock...........................................     3

Restrictions on Transfers of Capital Stock............................     5

Federal Income Tax Considerations.....................................     6

Plan of Distribution..................................................     7

Legal Matters.........................................................     7

Experts...............................................................     8



------------------------------------------------------------------------------
------------------------------------------------------------------------------








------------------------------------------------------------------------------
------------------------------------------------------------------------------



                                1,132,400 Shares




                               Beacon Properties
                                  Corporation




                                  Common Stock



                                ----------------
                                   PROSPECTUS
                                ----------------




                               December 12, 1996







------------------------------------------------------------------------------
------------------------------------------------------------------------------